Via Facsimile and U.S. Mail

Mail Stop 4720

November 18, 2009

John J. Cousins
President
Biomoda, Inc.
609 Broadway NE #215
Albuquerque, New Mexico, 87102

      Re: Biomoda, Inc.
            Form 10-K for fiscal year ended December 31, 2008
            Filed on March 31, 2009
            Form 10-Q for the quarterly period ended March 31, 2009
            Filed on May 14, 2009
            Form 10-Q for the quarterly period ended June 30, 2009
            Filed on August 14, 2009
            File No. 333-90738

Dear Mr. Cousins:

      We have completed our review of the above filings and have no further comments at this time.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief
                    Accountant